View this email in your browser Free Writing Prospectus (to Prospectus dated January 24, 2020, as Supplemented by the Prospectus Supplement dated June 11, 2021) Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-236080. Dear <<First Name>>, A price deadline regarding Ownership in Willamette Valley Vineyards is rapidly approaching in just two weeks. With more than $4.2 million of subscription agreements already received, time is running out to secure our Preferred Stock Offering (NASDAQ: WVVIP) price of $5.05 per share (annual offering 4.36% divided or wine credit with 15% more value). The current price is available through Thursday, September 30th. Please act now to become a Winery Owner. View Application To make an investment, please review the prospectus then submit the application and subscription agreement in one of three ways: 1. Complete the electronic DocuSign version at wvv.com/ownership by clicking on the "Purchase Stock Online" button. 2. Email it to stock.offering@wvv.com. 3. Mail it to 8800 Enchanted Way SE, Turner, OR 97392. Must be postmarked by September 30th to receive the current price of $5.05 per share.

Share price will increase to $5.15 after September 30th, 2021. The minimum purchase is 300 shares ($1,515.00) and the maximum purchase is 2,300 shares ($11,615.00). If you have questions, please call (503) 588-9463, reply to this email or refer to our FAQ page. Thank you for your support of our Oregon winery, Jim Bernau Founder/Winegrower P.S. If you missed my Zoom webinar regarding Ownership at Willamette, a recording of it is available online. Watch Webinar

Benefits of Ownership• Option to take your dividend as a Wine Credit with 15% more value. • Discount of 25% off wine bottle purchases. • Priority to purchase limited-production wines and new releases. • Complimentary wine tasting at any of our locations, including Maison Bleue & Pambrun in Walla Walla, and at future locations (once per month, by appointment). • Priority patio reservations at the Estate Tasting Room in the Salem Hills. • Discounted or complimentary admission to special events and experiences like VIP winery tours and blending experiences. • Invitations to Owner-exclusive events, including our Annual Owners' Weekend. • Personalized winery business cards upon request; the initial set is complimentary. • Regular email updates on winery developments. • Opportunities to volunteer and increase your wine knowledge through the non-profit Oregon Wine Enthusiasts or support storytelling efforts as a Brand Ambassador.

Help Build Domaine Willamette Domaine Willamette will produce world-class méthode champenoise sparkling wines with an underground aging cellar at the biodynamically-farmed Bernau Estate Vineyard. The winery will offer Oregon-inspired hospitality with wine and food pairings, stunning views, educational tours and beautiful gardens for you to explore. Our signature Domaine Willamette wine will be distributed to wine shops and restaurants to showcase the Willamette Valley's capability in growing and producing sustainably-grown méthode champenoise sparkling wines equal to the great Champagnes. Anticipated opening: Summer 2022

Own New Tasting Room Restaurants After last year's successful launch of our first prototype in Folsom, California, we're expanding into some of Oregon and Southwest Washington's most exciting areas. Our new Tasting Room Restaurants will bring the winery experience to our guests and offer Pacific Northwest-inspired dishes to pair with our classic Oregon wines. We'll also debut a new Membership option for guests and Owners to enjoy at these locations. Lake Oswego (top rendering) Located off Highway 43 in downtown Lake Oswego, this Tasting Room & Restaurant will feature food and wine pairings, wine lockers, a beautiful trellis patio with an outdoor fire pit, a private wine cellar dining room and ample parking. Anticipated opening: Early 2022 Vancouver Waterfront (2nd rendering) Featuring incredible views of the Columbia River, this new wine tasting destination features 7 Washington wineries and we are excited to be the first from Oregon. Our Tasting Room & Restaurant will include barrel booth seating, gathering space on our Mezzanine and spacious patio seating overlooking the river. Anticipated opening: Summer 2022 Happy Valley As we join the flourishing town of Happy Valley just outside of Portland, our Tasting Room & Restaurant will feature a large outdoor patio and water feature. Anticipated opening: Late 2022 Bend Located in historic downtown Bend, this Tasting Room & Restaurant will bring wine country to this destination community that loves all things craft. Anticipated opening: 2023 Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents at http://www.wvv.com/prospectus, or we will arrange to send you the prospectus (including the documents incorporated therein by reference) if you so request by writing us at stock.offering@wvv.com or calling 1-800-344-9463. Rainforest Alliance Certified Cork Natural cord reduces a wine’s carbon footprint by up to 25% - The Drinks Business Willamette Valley Vineyards Open Daily 11am – 6pm (503) 588-9463 info@wvv.com

8800 Enchanted Way SE, Turner, OR 97392 You are receiving this email because of your relationship with Willamette Valley Vineyards. We respect your privacy. If you want to change how you receive our emails you can update your preferences or unsubscribe from this list. Forward this email to a friend. Copyright © 2021 Willamette Valley Vineyards, All rights reserved.